

Mail Stop 4710

May 5, 2016

Mr. Ron Gorczynski
Chief Accounting Officer
Bank of North Carolina/BNC Bancorp
3980 Premier Drive, Suite 210
High Point, North Carolina 27265

      Re: **BNC Bancorp**
              Registration Statement on Form S-4
              Filed April 19, 2016
              File No. 333-210824

Dear Mr. Gorczynski:

We have limited our review of your registration statement to those issues we have addressed in our comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comments apply to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to these comments, we may have additional comments.

Interests of Directors and Officers of HPTB in the Merger, pages 11

1. You disclose that as a result of the merger, Mr. Matthew W. McInnis will be appointed a director of BNC and the Bank. Please provide the information required by Item 18(a)(7) of Form S-4 for Mr. McInnis.

2. We also note that Senior Executive Vice President and CFO Thomas L. Eller will be employed by BNC for at least one year following the merger and that he would enjoy compensation equivalent to "similarly situated executives." Please clarify the role or title that Mr. Eller will hold as an employee of BNC and provide the information required by Item 18(a)(7) of Form S-4. *See* disclosure page 54.

Representations and Warranties Made by BNC and HPTB in the Merger Agreement, page 45

3. We note your statement in the second full paragraph on page 45 that the "representations, warranties and covenants included in the merger agreement were made only for the purposes of the merger agreement…[and that] you should not rely on the representations, warranties, covenants or any description thereof as characterizations of the actual state of facts or condition of BNC [or] HPTB[.]" Please revise to remove any implication that the referenced merger agreement and the description thereof do not constitute public disclosure under the federal securities laws.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes the information the Securities Act of 1933 and all applicable Securities Act rules require. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event you request acceleration of the effective date of the pending registration statement, please provide a written statement from the company acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Please refer to Rules 460 and 461 regarding requests for acceleration. We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. Please allow adequate time for us to review any amendment prior to the requested effective date of the registration statement.

Please contact Joshua Dilk, Staff Attorney, at (202) 551-3427 or me at (202) 551-3434 with any other questions.

Sincerely,

/s/ Michael Clampitt

Michael Clampitt
Attorney-Adviser
Office of Financial Services

cc: Brendan J. Thomas, Esq.